Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
OPERATIONAL AND POLITICAL ISSUES IMPACT RANDGOLD RESOURCES Q4 PRODUCTION
London, 23 December 2010 - Randgold Resources said today the effect of the continuing political impasse in Côte d’Ivoire on its Tongon mine and a below-target contribution from its Loulo complex would have a negative impact on its fourth quarter performance and its year end results.
Chief executive Mark Bristow said Tongon was continuing to operate, albeit on a curtailed basis, and under the circumstances the team was doing a great job. Following the commissioning of the first stream in October, the second mill was commissioned on time at the end of November. However, the completion of the second stream has been delayed by the non delivery of a number of key components which have been held up in the Abidjan port and by the shipping delays caused by the political crisis in the south of the country. While security at and around the mine has not been affected by post-election developments, Tongon’s main supply route from Abidjan has been impeded and although there are alternate routes, they are more complex and not without challenges.
Given the ongoing political situation in the country and the possible further deterioration of the supply chains in the short term, the mine will continue to operate on one stream. Although the capital programme is now behind schedule, construction of the final phases and commissioning will continue, albeit with a smaller team. On this basis, the company has revised its production guidance for Tongon and stated that assuming the supply chains could be managed and the situation on site remained as it is today, the mine was planning to process approximately 350 000 tonnes of oxide ore at a grade of 3.4g/t to produce approximately 35 000 ounces for the year. Bristow added that given the current situation and the resultant delays, gold sales were expected to differ to production.
He also updated the market on the progress at its Loulo mine complex: In addition to the ongoing improvements at the Yalea underground mine and continued good delivery at the Gara underground development, the processing plant was settling down well and the last upgrade on the power plant had been effected. Throughput had however been impacted by some overruns on mill relining and extended downtime for the upgrade of the switchgear following power interruptions earlier in the year. He also cautioned that access to the higher grade ore in Loulo 3 and Gara which was the basis of the expected strong finish to the year had only been achieved in December instead of mid November and this would impact Loulo’s fourth quarter production negatively. Accordingly, the company revised its production guidance for Loulo for the quarter to 80 to 85 000 ounces. Bristow pointed out that the delay was largely due to limitations on mining equipment availability which were being addressed by the two contractors on site.
“We knew that 2010 was going to be a challenging year and the fourth quarter is turning out to be even tougher than anticipated,” Bristow said.
“However, in addition to the continued progress being made at Loulo there were also some additional and significant positives. The Gounkoto final feasibility is on track for completion by year end, site establishment has commenced and mining is planned to start next quarter. The high grade Gounkoto project is forecast to substantially enhance the Loulo mine operations and transform it into a megamine complex.” He also confirmed that the world class Kibali gold project in the Democratic Republic of Congo continued to make excellent progress and the construction start-up target of mid 2011 was still very achievable.
“As far as the situation in Côte d’Ivoire is concerned, it is encouraging to note that its West African neighbours, the African Union and the international community are all committed to helping the country find a permanent political solution.” Bristow said.
The company will continue to monitor the political and security situation in Côte d’Ivoire. Tongon is situated in the north of the Côte d’Ivoire, 55 kilometres south of the border with Mali.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the “SEC”) on 31 March 2010. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.